UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Rel. No. 60104 / June 11, 2009

Admin. Proc. File No. 3-13385

In the Matter of

BAGDAD CHASE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Bagdad Chase, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final decision of the Commission with respect to Bagdad Chase, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, registration of the registered securities of Bagdad Chase, Inc., is revoked.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

1/   17 C.F.R. § 201.360(d).

2/   Bagdad Chase, Inc., Initial Decision Rel. No. 378 (May 15, 2009), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 378
ADMINISTRATIVE PROCEEDING
File No. 3-13385

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHEMFIX TECHNOLOGIES, INC., BAGDAD CHASE, INC., CINCINNATI MICROWAVE, INC., SUN TELEVISION & APPLIANCES, INC., and TELEGROUP, INC.	: : : : : : :	 INITIAL DECISION AS TO BAGDAD CHASE, INC. May 15, 2009

APPEARANCES: Neil J. Welch, Jr., David S. Frye, Paul Kisslinger, and Frederick L. Block for the Division of Enforcement, Securities and Exchange Commission

George Rodda, Jr., for Bagdad Chase, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Bagdad Chase, Inc. (Bagdad). The revocation is based on Bagdad's failure to file required periodic reports with the Securities and Exchange Commission (Commission or SEC). Although Bagdad has made an effort to file many of its required periodic reports, many of its filings are materially deficient in that they omit complete financial statements and other required disclosure.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on February 27, 2009. Bagdad filed its Answer and Pre-Trial Conference Brief (Answer) on March 10, 2009. The proceeding has ended as to the four other Respondents. See Chemfix Techs., Inc., Exchange Act Release No. 59583 (A.L.J. Mar. 17, 2009). At a March 19, 2009, telephonic prehearing conference, the parties requested leave to file motions for summary disposition and consented to an initial decision based on the pleadings. See 17 C.F.R. § 201.250(a). An order was issued

setting the schedule for filing motions for summary disposition and responses; the motions for summary disposition were due on April 15, 2009, and responses were due on May 6, 2009. Chemfix Techs., Inc., Admin. Proc. No. 3-13385 (A.L.J. Mar. 20, 2009) (unpublished). The Division of Enforcement (Division) timely filed its Motion for Summary Disposition and Brief in Support (Division's Motion) on April 15, 2009. Bagdad filed its Motion for Summary Disposition of Substantial Compliance Under Registrant's Exemptions (Bagdad's Motion) accompanied by Affidavit of George Rodda, Jr. (Rodda) (Rodda Affidavit),[1] on April 16, 2009. Bagdad filed its Amended Answer to Amended Complaint and Opposition to Commission's Motion for Summary Disposition on May 1, 2009 (Bagdad's Opposition). The Division filed its Reply Brief in Support of its Motion for Summary Disposition on May 6, 2009 (Division's Reply).

This Initial Decision is based on Bagdad's Answer to the OIP, the Division's Motion, Bagdad's Motion, Bagdad's Opposition, the Division's Reply, and the Commission's public official records concerning Bagdad, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Bagdad's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. **Allegations and Arguments of the Parties**

The OIP alleges that Bagdad's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Bagdad is delinquent in its periodic filings with the Commission, repeatedly failed to file timely periodic reports, and for many years failed to file audited financial statements with its annual reports or reviewed financial statements with its quarterly reports as required by Commission rules. The Division requests that the registration of Bagdad's securities be revoked. The Division argues, with the support of the Commission's Division of Corporation Finance (CorpFin), that many of Bagdad's filings are incomplete and materially deficient.

Bagdad argues that it is subject to certain rules which permit unaudited financial statements in annual reports and require no financial statements in quarterly reports. Bagdad believes that it has made a good faith effort to come into compliance with Commission rules based upon "negotiations" with CorpFin that occurred in 2006. Bagdad states that the allegations that it has failed to file some of its periodic reports during the period from 1997 through 2001 are false. Bagdad states that it has "five full file-drawer files of Commission communications." Bagdad requests that, if its understanding of Commission rules is incorrect, it would like additional time in order to come into compliance.

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[1] Rodda is an attorney who has served as the Compliance Officer, Secretary, and Chief Financial Officer for Bagdad since at least March 31, 1997. Rodda Affidavit at 1. Rodda's law offices were employed by Bagdad during 1974 for a "specific legal purpose." Rodda Affidavit at 1.

C. Exhibits Admitted into Evidence

The following items are admitted as Division Exhibits 1 through 22:

Excerpts from Bagdad's Form 10 filed with the Commission on July 26, 1974 (Div. Ex. 1);

Chart prepared by the Division of all delinquent and deficient periodic filings with the Commission by Bagdad for the period from December 31, 1996, through April 14, 2009 (Div. Ex. 2);

Certificate of Non-Filing of certain Forms 10-Q and 10-K by Bagdad prepared by the Secretary of the Commission and dated March 26, 2009 (Div. Ex. 3);

List of all of Bagdad's filings in the Commission's internal EDGAR site from July 15, 1992 through April 14, 2009 (Div. Ex. 4);

Letter from Jill S. Davis (Davis), CorpFin, to Bagdad, dated July 29, 2005 (Div. Ex. 5);

Chart prepared by the Division of all delinquent and late periodic filings by Bagdad for the periods from June 30, 2000, through April 14, 2009 (Div. Ex. 6);

Letter from Patti J. Dennis (Dennis), CorpFin, to Bagdad dated April 19, 2007 (Div. Ex. 7);

Letter from Bagdad to Jonathan Duersch (Duersch), CorpFin, dated September 3, 2005 (Div. Ex. 8);

Letter from Davis, CorpFin, to Bagdad dated February 17, 2006 (Div. Ex. 9);

Letter from Bagdad to Duersch, CorpFin, dated February 21, 2006 (Div. Ex. 10);

Letter from Bagdad to Duersch, CorpFin, dated March 20, 2006 (Div. Ex. 11);

Letter from Bagdad to Duersch, CorpFin, dated May 31, 2006 (Div. Ex. 12);

Letter from Bagdad to Duersch, CorpFin, dated August 29, 2006 (Div. Ex. 13);

Letter from Bagdad to Duersch, CorpFin, dated September 26, 2006 (Div. Ex. 14);

Letter from Bagdad to Duersch, CorpFin, dated November 6, 2006 (Div. Ex. 15);

Certificate of Non-Filing of any Forms 3, 4, or 5 for Bagdad prepared by the Secretary of the Commission and dated March 31, 2009 (Div. Ex. 16);

Excerpts from Bagdad's Form 10-K for the period ended December 31, 1992, filed with the Commission on November 2, 1993 (Div. Ex. 17);

Certificate of Non-Filing of Schedules 13D and amendments for George Rodda, dated March 26, 2009 (Div. Ex. 18);

Excerpts from PCC Group, Inc.'s, Definitive 14A filed with the Commission on January 30, 1998 (Div. Ex. 19);

Printout of corporate information page for Bagdad from www.pinksheets.com (Div. Ex. 20);

Declaration of Hilda Garrett (Div. Ex. 21); and

Declaration of Donna M. Levy (Div. Ex. 22).

The following items are admitted as Respondent Exhibits 1 through 20:

Citation of Exchange Act Rule 15d-13 (Resp. Ex. 1);

Memorandum to the SEC which includes a list of Bagdad's historic documents scanned into EDGAR (Resp. Ex. 2);

Letter from the Public Company Accounting Oversight Board to Collie Accountancy, dated March 16, 2007 (Resp. Ex. 3);

Letter from Phillip J. Buller, President of Bagdad, to Dennis, dated May 25, 2007 (Resp. Ex. 4).

Excerpts from Chart of Delinquent Filings included in OIP (Resp. Ex. 5);

Minutes from Bagdad's March 1, 2008, board of directors meeting (Resp. Ex. 6);

Letter from Dennis, CorpFin, to Bagdad dated April 19, 2007 (Resp. Ex. 7);

Copy of Bagdad's Item 4 Form 8-K filed with the Commission on February 21, 1991 (Resp. Ex. 8);

Letter to Bagdad from The Data Financial Press dated February 22, 1991 (Resp. Ex. 9);

Letter from Rodda to the Commission accompanying copies of Bagdad's Form 8-K filed with the Commission on May 28, 1991 (Resp. Ex. 10);

Form letter from Bechtel Information Services, dated August 28, 1985 (Resp. Ex. 11);

Comment Letter dated June 29, 1984, from V. J. Lavernoich, CorpFin, to Rodda regarding Bagdad Proxy Statement (Resp. Ex. 12);

Letter from Rodda to John V. Veech, Esq., CorpFin, received by the Commission on June 25, 1984 (Resp. Ex. 13);

Bagdad's Form ET filed with the Commission on June 24, 1999 (Resp. Ex. 14);

Printout noting that a submission has been received from Bagdad by the Commission on April 1, 1997 (Resp. Ex. 15);

R.R. Donnelley form from Bagdad, dated April 14, 1997, authorizing the financial printer to file a Form 10-K with the Commission (Resp. Ex. 16);

Declaration of Bernard J. Luskin in Support of Amended Answer to Amended Complaint and Opposing the Commission's Motion for Summary Disposition (Resp. Ex. 17);

Declaration of Donald E. Johnson in Support of Amended Answer to Amended Complaint and Opposing the Commission's Motion for Summary Disposition (Resp. Ex. 18);

Declaration of Afshin Afrookhteh, Esq., in Support of Amended Answer to Amended Complaint and Opposing the Commission's Motion for Summary Disposition (Resp. Ex. 19); and

Declaration of Donald Collie in Support of Amended Answer to Amended Complaint and Opposing the Commission's Motion for Summary Disposition (Resp. Ex. 20).

II. FINDINGS OF FACT

Bagdad (CIK No. 9128)[2] is a Nevada corporation, located in Temecula, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Answer at 1. At the time the OIP was issued, the Commission's public official records showed that Bagdad was delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008. The Commission's public official records show that Bagdad has failed to file a total of six periodic

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[2] The CIK number is a unique identifier for each corporation in EDGAR. The user can retrieve filings of a corporation by using its CIK number.

reports for the periods ended June 30, 2000, September 30, 2000, December 31, 2000, March 31, 2001, September 30, 2008, and December 31, 2008.[3]

The Commission's public official records contained in EDGAR show that, for the periods ended December 31, 2001, 2002, and 2003, Bagdad filed Forms 10-Q under the cover of Form 10-K. The financial statements in these reports include a statement of income for only the most recent quarter and the comparable prior period rather than the three most recent years. Further, these financial statements do not include any statement of cash flows or any analysis of the changes in stockholders' equity. None of these financial statements have related footnotes. Each of the reports filed on Form 10-K for the periods ended December 31, 2001, 2002, and 2003, omit substantially all of the disclosure required by Regulation S-K, such as a description of Bagdad's business, a description of the properties owned by Bagdad, identification of officers and directors, and disclosure of executive compensation. The disclosure provided under Regulation S-K Item 303, Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), is terse. For example, the entire MD&A section included in Bagdad's Form 10-K for the period ended December 31, 2003, late-filed with the Commission on July 21, 2004, consists of one sentence that states, "[n]o effort was extended nor further funds expended on the Golden Anchor property or the Stedman Mining District claims except for necessary claim maintenance."

Bagdad's annual reports on Form 10-K, filed for the periods ended December 31, 1997, 1998, and 1999, do not provide statements of income for three years and completely omit the statements of cash flows and analysis of stockholders' equity. The Form 10-K for the period ended December 31, 1996, does not include any financial statements at all.

Bagdad's Forms 10-K for the years ended December 31, 2006, and 2007, do not disclose the conclusions of Bagdad's principal executive and financial officer regarding the effectiveness of its disclosure controls and procedures. Bagdad's Form 10-K for the year ended December 31, 2007, does not include management's report on internal controls over financial reporting.

In addition to those items outlined above, the Division cites numerous additional deficiencies in two eight-page declarations provided by a Senior Staff Accountant and a Special Counsel in CorpFin. Div. Exs. 21, 22.

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[3] As Bagdad notes, Appendix 1 to the OIP incorrectly identified certain filings – for the periods ended June 30, September 30, and December 31, 1997, and March 31, 1999 – as not having been made. Bagdad points to a Form ET filed on June 24, 1999 (Resp. Ex. 14), but this date is prior to the periods for which filings were not made and is not relevant to the delinquent filings. (Form ET was sent with magnetic cartridges containing periodic reports in an electronic format. The use of Form ET was discontinued for lack of use, effective June 27, 2003. See Mandated Electronic Filing and Web Site Posting for Forms 3, 4, and 5, 68 Fed. Reg. 25,788, 25,793 (May 13, 2003).) Bagdad also submitted a form from a financial printer that indicates that a Form 10-K was authorized to be filed on April 14, 1997 (Resp. Ex. 16), and, indeed, a Form 10-K was filed with the Commission on April 15, 1997, but this filing also is for a period prior to the delinquent filings.

The Commission's public official records show that Bagdad has consistently failed to file its periodic reports in a timely manner. Since receiving a comment letter from CorpFin, dated July 29, 2005, Bagdad has not timely filed any of its periodic reports. The last time Bagdad filed a Notification of Late Filing on Form 12b-25 was on April 1, 1997.[4] Div. Ex. 4 at 3.

An April 19, 2007, delinquency letter from CorpFin to Bagdad apprised the company that it must comply with the Exchange Act's reporting requirements or face revocation of the registration of its registered securities. Div. Ex. 7. By letter dated May 25, 2007, Phillip J. Buller, President of Bagdad, responded to the delinquency letter, indicating his belief that Bagdad was "in full compliance under the provisions of the Exchange Act or rule or regulation thereunder consistent with the protection of investors, without any formal audit." Resp. Ex. 4. Bagdad "presumed" that it had fully resolved the "compliance matters" with the Commission as it received no response to its letter dated May 25, 2007. Resp. Mot. at 4.

From the period ended December 31, 1996, through the period ended December 31, 2007, Bagdad filed eleven annual reports on Form 10-K without audited financial statements. During the telephonic prehearing conference held on March 19, 2009, Bagdad stated that audited financial statements were not required in its annual reports filed with the Commission based upon its qualification under Regulation S-X Rule 3-11 (Rule 3-11). PHC Tr. 5. Bagdad asserted that it does not need to provide audited financial statements in its annual reports in a letter from Rodda to the Commission, dated September 3, 2005. Div. Ex. 8. A letter dated February 17, 2006, from Davis to Rodda, requests that Bagdad "[e]xplicitly state the conditions and confirm, if true, that you meet all conditions of Rule 3-11 of Regulation S-X." Div. Ex. 9 at 4.

Bagdad has not been in production since World War II and its receipts have neither exceeded $500,000 in any period covered by the OIP, nor aggregated to more than $1.5 million in any six-year period covered by the OIP. Resp. Mot. at 4-5. Further, during any period covered by the OIP, Bagdad did not have more than $100,000 of gross receipts or expenditures; Bagdad did not purchase or sell any of its own stock, grant options therefore, or levy assessments upon its outstanding stock; there were no material changes in its business; and Bagdad has not been listed on any exchange that require it to furnish or provide audited financial statements. Resp. Mot. at 5-6.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., 90 SEC Docket 879, 885 (Mar. 22, 2007). Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to

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[4] Under Exchange Act Rule 12b-25, issuers are required to notify the Commission of their inability to file a periodic report by filing a Form 12b-25. See 17 C.F.R. § 240.12b-25(a). The OIP did not charge Bagdad with violating rule 12b-25.

establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that Bagdad failed to file its required periodic reports for the periods ended June 30, 2000, September 30, 2000, December 31, 2000, March 31, 2001, and September 30, 2008.[5] It is undisputed that Bagdad's filings on Form 10-K for the periods ended December 31, 1996, 1997, 1998, 1999, 2001, 2002, and 2003, are materially deficient in that they do not contain complete financial statements for the entire period as required by Regulation S-X Rule 3-02. The Commission has previously held that a periodic report that is materially deficient is in noncompliance with Exchange Act Section 13(a). See Nature's Sunshine Prods., Inc., 95 SEC Docket 13488, 13498 (Jan. 21, 2009). Bagdad's Form 10-K for the period ended December 31, 2007, does not include management's report on internal controls over financial reporting. The Commission has previously held that failure to comply with the requirements of Regulation S-K Item 308 will render the annual report materially deficient.[6] Id. Bagdad has filed many of its periodic reports late and has not made a timely filing in almost four years. The Commission has previously characterized the late filing of a periodic report as a "filing failure" that contributed to the violation of Section 13(a). Id. at 13495. Accordingly, Bagdad violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Bagdad argues that it was not required to provide audited financial statements with its annual reports and any financial statements with its quarterly reports, based on the provisions of Rule 3-11 and Exchange Act Rule 15d-13.[7] It is not necessary to consider the applicability of these provisions to Bagdad. Even if Bagdad were not required to provide audited financial statements in its annual reports nor any financial statements in its quarterly reports, Bagdad is still in violation of Exchange Act Rule 13(a), and the rules thereunder, by virtue of its numerous delinquent, late-filed, and otherwise materially deficient periodic reports filed with the Commission.

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[5] At the time the OIP was issued, Bagdad's Form 10-K for the period ended December 31, 2008, was not delinquent. However, Bagdad's subsequent failure to timely file its Form 10-K can be considered in assessing appropriate sanctions. See Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 440 n.30. (May 31, 2006) (citation omitted).

[6] Under Regulation S-K Item 308T, non-accelerated filers are required to provide a report of management on the filer's internal control over financial reporting for fiscal years ending after December 15, 2007. See 17 C.F.R. § 229.308T. CorpFin has stated that, "failure to provide this management report renders the annual report materially deficient." Regulation SK: Compliance and Disclosure Interpretation, Question 115.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

[7] Exchange Act Rule 15d-13(c) provides that Part I of the quarterly reports on Form 10-Q need not be filed by mutual life insurance or mining companies that meet certain criteria. See 17 C.F.R. § 240.15d-13(c). The Division notes that Exchange Act Rule 15d-13 is not applicable to Bagdad as Bagdad's securities are registered under Exchange Act Section 12(g). However, Exchange Act Rule 13a-13, which applies to issuers that have securities registered pursuant to Exchange Act Section 12, is essentially duplicative of Exchange Act Rule 15d-13(c). See 17 C.F.R. § 240.13a-13(c).

IV. SANCTION

The Division requests that the registration of Bagdad's securities be revoked.[8] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway, 88 SEC Docket at 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004).

Bagdad's violations were recurrent in that it has repeatedly failed to file periodic reports or filed deficient periodic reports, and repeatedly failed to file timely periodic reports for more than ten years. Bagdad failed to notify the Commission and its investors of its inability to timely file a Form 10-K or 10-Q on Form 12b-25.[9] Concerning culpability, the record shows that Bagdad knew of its reporting obligations but failed to comply with them. Bagdad was advised through CorpFin comment letters, sent to it in 2005 and 2006, that it needed to include complete financial statements with its annual reports. Bagdad failed to resolve the issues raised in CorpFin's comment letters and failed to resolve a delinquency letter sent to it by CorpFin in 2007. While Bagdad states that it has "five full file-drawer files of Commission communications" (suggesting that it may have copies of periodic reports for interim and annual periods ended in the years 2000 and 2001), in the four years since CorpFin initiated review of Bagdad, Bagdad has not yet submitted its delinquent filings to the Commission. Subsequent to

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[8] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

[9] Although the OIP does not allege violations based upon the Company's failure to file Forms 12b-25, "we may consider those failures, as well as other matters outside the OIP, in assessing appropriate sanctions." Gateway, 88 SEC Docket at 440 n.30.

the issuance of the OIP, Bagdad has failed to file its annual report for the period ended December 31, 2008, by its required due date.

Bagdad does not acknowledge its reporting violations and insists that it is in substantial compliance under the "proper interpretation" of the exemptions provided by Rule 3-11 and Exchange Act Rule 15d-13. Bagdad attempts to blame others for its delinquent filings. Bagdad requests additional time to submit its annual report for the period ended December 31, 2008, in the event that it is required to include audited financial statements; however, Bagdad has not explained why it has not timely filed an annual report with unaudited financial statements. Bagdad has provided no assurance against future violations.

In sum, to whatever extent Bagdad has made efforts toward remedying its past violations and ensuring future compliance, the investing public still does not have access to complete past and current financial information, the filings do not comply with important provisions of the Sarbanes-Oxley Act, and the date when these deficiencies will be cured cannot be predicted. Thus, neither dismissal of the proceeding, as requested by Bagdad, nor a suspension of registration for a period of twelve months or less is an appropriate disposition.[10] Rather, revocation of the registration of Bagdad's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Bagdad Chase, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

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[10] Compare e-Smart Techs., Inc., 57 S.E.C. 964, 970 (2004), e-Smart, 84 SEC Docket 2979 (A.L.J. Feb. 3, 2005) stating that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. In the instant case, the filings are materially deficient, so that the investing public still does not have access to accurate financial information about the issuer.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Carol Fox Foelak
Administrative Law Judge